Registration No. 333-140522
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 1346

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on April 2, 2007 at 2:00 p.m. pursuant to Rule 487.

                ________________________________

                  Value Line(R) 100 #1 Ranks Portfolio
                         2nd Quarter 2007 Series

                                 FT 1346

FT 1346 is a series of a unit investment trust, the FT Series. FT 1346 consists of a single portfolio known as Value Line(R) 100 #1 Ranks Portfolio, 2nd Quarter 2007 Series (the "Trust"). The Trust invests in a diversified portfolio of the 100 common stocks ("Securities") which Value Line(R) gives a #1 ranking for Timeliness(TM) as of March 26, 2007. The Trust seeks to provide the potential for above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                             1-800-621-9533


              The date of this prospectus is April 2, 2007

                            Table of Contents

Summary of Essential Information                         3
Fee Table                                                4
Report of Independent Registered Public Accounting Firm  5
Statement of Net Assets                                  6
Schedule of Investments                                  7
The FT Series                                           10
Portfolio                                               10
Risk Factors                                            11
Hypothetical Price Appreciation Information             13
Public Offering                                         14
Distribution of Units                                   16
The Sponsor's Profits                                   17
The Secondary Market                                    18
How We Purchase Units                                   18
Expenses and Charges                                    18
Tax Status                                              19
Retirement Plans                                        21
Rights of Unit Holders                                  21
Income and Capital Distributions                        22
Redeeming Your Units                                    22
Investing in a New Trust                                23
Removing Securities from the Trust                      24
Amending or Terminating the Indenture                   25
Information on the Sponsor, Trustee,
   FTPS Unit Servicing Agent and Evaluator              25
Other Information                                       26

                   Summary of Essential Information

      Value Line(R) 100 #1 Ranks Portfolio, 2nd Quarter 2007 Series
                                 FT 1346


 At the Opening of Business on the Initial Date of Deposit-April 2, 2007

                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.


Initial Number of Units (1)                                                                                     14,996
Fractional Undivided Interest in the Trust per Unit (1)                                                       1/14,996
Public Offering Price:
Public Offering Price per Unit (2)                                                                          $   10.000
    Less Initial Sales Charge per Unit (3)                                                                       (.100)
                                                                                                            ----------
Aggregate Offering Price Evaluation of Securities per Unit (4)                                                   9.900
    Less Deferred Sales Charge per Unit (3)                                                                     (.145)
                                                                                                            ----------
Redemption Price per Unit (5)                                                                                    9.755
    Less Creation and Development Fee per Unit (3)(5)                                                            (.050)
    Less Organization Costs per Unit (5)                                                                         (.029)
                                                                                                            ----------
Net Asset Value per Unit                                                                                    $    9.676
                                                                                                            ==========
Estimated Net Annual Distribution per Unit (6)                                                              $    .0301
Cash CUSIP Number                                                                                           30271P 350
Reinvestment CUSIP Number                                                                                   30271P 368
Fee Accounts Cash CUSIP Number                                                                              30271P 376
Fee Accounts Reinvestment CUSIP Number                                                                      30271P 384
FTPS CUSIP Number                                                                                           30271P 392
Security Code                                                                                                   045294
Ticker Symbol                                                                                                   FTLINX

First Settlement Date                                              April 5, 2007
Rollover Notification Date (7)                                     June 1, 2008
Special Redemption and Liquidation Period (7)                      June 15, 2008 to June 30, 2008
Mandatory Termination Date (8)                                     June 30, 2008
Distribution Record Date                                           Fifteenth day of each month, commencing April 15, 2007.
Distribution Date (6)                                              Last day of each month, commencing April 30, 2007.

_____________

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) We base our estimate of the dividends the Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in the Trust's fees and expenses and with the sale of Securities. See "Fee Table" and "Expenses and Charges." The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the last day of each month to Unit holders of record on the fifteenth day of such month provided the aggregate amount, exclusive of sale proceeds, in the Income and Capital Accounts available for distribution equals at least 0.1% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of the Trust. Distributions of sale proceeds from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. See "Income and Capital Distributions." At the rollover date for Rollover Unit holders or upon termination of the Trust for Remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders.

(7) See "Amending or Terminating the Indenture."

(8) See "Investing in a New Trust."

                                Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 15 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                  Amount
                                                                                                                  per Unit
                                                                                                                  _____
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                                                1.00%(a)      $.100
Deferred sales charge                                                                               1.45%(b)      $.145
Creation and development fee                                                                        0.50%(c)      $.050
                                                                                                    _______       _______
Maximum Sales Charge (including creation and development fee)                                       2.95%         $.295
                                                                                                    =======       =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                        .290%(d)      $.0290
                                                                                                    =======       =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation and
   FTPS Unit servicing fees                                                                         .080%         $.0080
Trustee's fee and other operating expenses                                                          .225%(f)      $.0225
                                                                                                    _______       _______
Total                                                                                               .305%         $.0305
                                                                                                    =======       =======

                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust, the principal amount and distributions are rolled every 15 months into a New Trust, you are subject to a reduced transactional sales charge, and you sell your Units at the end of the periods shown. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

1 Year         3 Years        5 Years        10 Years
______         _______        _______        ________
$ 355          $ 877          $ 1,182        $ 2,426

________________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing July 20, 2007.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of the Trust at the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses include costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

                        Report of Independent
                  Registered Public Accounting Firm

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 1346


We have audited the accompanying statement of net assets, including the schedule of investments, of FT 1346, comprising Value Line(R) 100 #1 Ranks Portfolio, 2nd Quarter 2007 Series (the "Trust"), as of the opening of business on April 2, 2007 (Initial Date of Deposit). This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York, the Trustee, and deposited in the Trust for the purchase of Securities, as shown in the statement of net assets, as of the opening of business on April 2, 2007, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 1346, comprising Value Line(R) 100 #1 Ranks Portfolio, 2nd Quarter 2007 Series, at the opening of business on April 2, 2007 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP


Chicago, Illinois
April 2, 2007

                         Statement of Net Assets

      Value Line(R) 100 #1 Ranks Portfolio, 2nd Quarter 2007 Series
                                 FT 1346


                    At the Opening of Business on the
                  Initial Date of Deposit-April 2, 2007


                                                         NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                       $148,462
Less liability for reimbursement to Sponsor for organization costs (3)                                      (435)
Less liability for deferred sales charge (4)                                                              (2,174)
Less liability for creation and development fee (5)                                                         (750)
                                                                                                         ________
Net assets                                                                                               $145,103
                                                                                                         ========
Units outstanding                                                                                          14,996
Net asset value per Unit (6)                                                                             $  9.676

                                                   ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                                    $149,962
Less maximum sales charge (7)                                                                             (4,424)
Less estimated reimbursement to Sponsor for organization costs (3)                                          (435)
                                                                                                         ________
Net assets                                                                                               $ 145,103
                                                                                                         ========

______________

                    NOTES TO STATEMENT OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) The Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value. The Trust has a Mandatory Termination Date of June 30, 2008.

(2) An irrevocable letter of credit issued by The Bank of New York, of which approximately $150,000 will be allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0290 per Unit. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on July 20, 2007 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through September 20, 2007. If Unit holders redeem Units before September 20, 2007, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the end of the initial offering period.

(7) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                          Schedule of Investments

      Value Line(R) 100 #1 Ranks Portfolio, 2nd Quarter 2007 Series
                                 FT 1346


                    At the Opening of Business on the
                  Initial Date of Deposit-April 2, 2007


                                                                       Percentage         Number     Market       Cost of
Ticker Symbol and                                                      of Aggregate       of         Value per    Securities to
Name of Issuer of Securities (1)(3)(5)                                 Offering Price     Shares     Share        the Trust (2)
____________________________________                                   __________         _____      ______       _______
AYI        Acuity Brands, Inc.                                              1%             27        $ 54.44      $  1,470
ARO        Aeropostale, Inc.*                                               1%             37          40.23         1,489
AGYS       Agilysys, Inc.                                                   1%             66          22.47         1,483
AKAM       Akamai Technologies, Inc.*                                       1%             30          49.92         1,498
ALB        Albemarle Corporation                                            1%             36          41.34         1,488
ACL        Alcon, Inc. (4)                                                  1%             11         131.82         1,450
ATI        Allegheny Technologies, Inc.                                     1%             14         106.69         1,494
AW         Allied Waste Industries, Inc.*                                   1%            118          12.59         1,486
AIG        American International Group, Inc.                               1%             22          67.22         1,479
AMGN       Amgen Inc.*                                                      1%             27          55.88         1,509
AMR        AMR Corporation*                                                 1%             49          30.45         1,492
APOG       Apogee Enterprises, Inc.                                         1%             74          20.04         1,483
T          AT&T Inc.                                                        1%             38          39.43         1,498
ATMI       ATMI, Inc.*                                                      1%             49          30.57         1,498
AVT        Avnet Inc.*                                                      1%             41          36.14         1,482
BIG        Big Lots, Inc.*                                                  1%             48          31.28         1,501
BW         Brush Engineered Materials Inc.*                                 1%             31          48.47         1,503
CBT        Cabot Corporation                                                1%             31          47.73         1,480
CBG        CB Richard Ellis Group, Inc.*                                    1%             43          34.18         1,470
CDI        CDI Corp.                                                        1%             51          28.92         1,475
CIEN       CIENA Corporation*                                               1%             53          27.95         1,481
CSCO       Cisco Systems, Inc.*                                             1%             58          25.53         1,481
CNA        CNA Financial Corporation*                                       1%             34          43.09         1,465
COH        Coach, Inc.*                                                     1%             30          50.05         1,502
CTSH       Cognizant Technology Solutions Corporation*                      1%             17          88.27         1,501
COGN       Cognos, Inc. (4)*                                                1%             38          39.39         1,497
CMCSK      Comcast Corporation (Class A Special)*                           1%             58          25.47         1,477
CAL        Continental Airlines, Inc.*                                      1%             41          36.39         1,492
CXW        Corrections Corporation of America*                              1%             28          52.81         1,479
CYTC       Cytyc Corporation*                                               1%             43          34.21         1,471
DV         DeVry, Inc.                                                      1%             51          29.35         1,497
DTV        The DIRECTV Group, Inc.*                                         1%             64          23.07         1,476
DLTR       Dollar Tree Stores, Inc.*                                        1%             39          38.24         1,491
DRS        DRS Technologies, Inc.                                           1%             29          52.17         1,513
DD         E.I. du Pont de Nemours and Company                              1%             30          49.43         1,483
EDS        Electronic Data Systems Corporation                              1%             54          27.68         1,495
FDS        FactSet Research Systems Inc.                                    1%             24          62.85         1,508
FEIC       FEI Company*                                                     1%             41          36.06         1,478

                    Schedule of Investments (cont'd.)

      Value Line(R) 100 #1 Ranks Portfolio, 2nd Quarter 2007 Series
                                 FT 1346


                    At the Opening of Business on the
                  Initial Date of Deposit-April 2, 2007


                                                                       Percentage         Number     Market       Cost of
Ticker Symbol and                                                      of Aggregate       of         Value per    Securities to
Name of Issuer of Securities (1)(3)(5)                                 Offering Price     Shares     Share        the Trust (2)
____________________________________                                   __________         _____      ______       _______
FLIR          FLIR Systems, Inc.*                                              1%          42        $ 35.67      $  1,498
FRX           Forest Laboratories, Inc.*                                       1%          29          51.44         1,492
BEN           Franklin Resources, Inc.                                         1%          12         120.83         1,450
GRMN          Garmin Ltd. (4)                                                  1%          27          54.15         1,462
GES           GUESS?, Inc.                                                     1%          37          40.49         1,498
HOG           Harley-Davidson, Inc.                                            1%          25          58.75         1,469
HPC           Hercules Incorporated*                                           1%          76          19.54         1,485
HON           Honeywell International Inc.                                     1%          32          46.06         1,474
IIVI          II-VI Incorporated*                                              1%          44          33.85         1,489
BLUD          Immucor, Inc.*                                                   1%          51          29.43         1,501
INFY          Infosys Technologies Limited (ADR) (4)                           1%          30          50.25         1,508
IDTI          Integrated Device Technology, Inc.*                              1%          96          15.42         1,480
IP            International Paper Company                                      1%          41          36.40         1,492
IWOV          Interwoven, Inc.*                                                1%          88          16.90         1,487
JKHY          Jack Henry & Associates, Inc.                                    1%          62          24.05         1,491
KCI           Kinetic Concepts, Inc.*                                          1%          29          50.64         1,469
KSS           Kohl's Corporation*                                              1%          19          76.61         1,456
KR            The Kroger Co.                                                   1%          53          28.25         1,497
ERIC          L.M. Ericsson AB (ADR) (4)                                       1%          40          37.09         1,484
MAT           Mattel, Inc.                                                     1%          54          27.57         1,489
MGM           MGM MIRAGE*                                                      1%          21          69.52         1,460
NTY           NBTY, Inc.*                                                      1%          28          53.04         1,485
NWS           News Corporation                                                 1%          61          24.47         1,493
JWN           Nordstrom, Inc.                                                  1%          28          52.94         1,482
NVLS          Novellus Systems, Inc.*                                          1%          46          32.02         1,473
OMX           OfficeMax Inc.                                                   1%          28          52.74         1,477
OMC           Omnicom Group Inc.                                               1%          14         102.38         1,433
ORCL          Oracle Corporation*                                              1%          82          18.13         1,487
PAYX          Paychex, Inc.                                                    1%          39          37.87         1,477
PCCC          PC Connection, Inc.*                                             1%         104          14.30         1,487
PVH           Phillips-Van Heusen Corporation                                  1%          25          58.80         1,470
PLCM          Polycom, Inc.*                                                   1%          45          33.33         1,500
POT           Potash Corporation of Saskatchewan Inc. (4)                      1%           9         159.93         1,439
PCP           Precision Castparts Corp.                                        1%          14         104.05         1,457
PCLN          Priceline.com Incorporated*                                      1%          28          53.26         1,491
PWR           Quanta Services, Inc.*                                           1%          59          25.22         1,488
RIMM          Research in Motion Limited (4)*                                  1%          11         136.49         1,501

                     Schedule of Investments (cont'd.)

      Value Line(R) 100 #1 Ranks Portfolio, 2nd Quarter 2007 Series
                                 FT 1346


 At the Opening of Business on the Initial Date of Deposit-April 2, 2007


                                                                       Percentage         Number     Market       Cost of
Ticker Symbol and                                                      of Aggregate       of         Value per    Securities to
Name of Issuer of Securities (1)(3)(5)                                 Offering Price     Shares     Share        the Trust (2)
____________________________________                                   __________         _____      ______       _______
RKT           Rock-Tenn Company (Class A)                                      1%          45        $ 33.20      $  1,494
SWY           Safeway Inc.                                                     1%          41          36.64         1,502
SGP           Schering-Plough Corporation                                      1%          58          25.51         1,480
SEE           Sealed Air Corporation                                           1%          47          31.60         1,485
SEPR          Sepracor Inc.*                                                   1%          32          46.63         1,492
SJR           Shaw Communications Inc. (Class B) (4)                           1%          40          36.92         1,477
SKIL          SkillSoft Plc (ADR) (4)*                                         1%         178           8.36         1,488
PCU           Southern Copper Corporation                                      1%          21          71.66         1,505
STRA          Strayer Education, Inc.                                          1%          12         125.00         1,500
SYK           Stryker Corporation                                              1%          22          66.32         1,459
SNV           Synovus Financial Corp.                                          1%          46          32.34         1,488
TGT           Target Corporation                                               1%          25          59.26         1,481
TTEC          TeleTech Holdings, Inc.*                                         1%          41          36.69         1,504
TPX           Tempur-Pedic International Inc.                                  1%          57          25.99         1,481
TIBX          TIBCO Software Inc.*                                             1%         174           8.52         1,482
TG            Tredegar Corporation                                             1%          65          22.79         1,481
VSEA          Varian Semiconductor Equipment Associates, Inc.*                 1%          28          53.38         1,495
WAG           Walgreen Co.                                                     1%          32          45.89         1,468
DIS           The Walt Disney Company                                          1%          43          34.43         1,480
WRNC          The Warnaco Group, Inc.*                                         1%          52          28.40         1,477
WAT           Waters Corporation*                                              1%          26          58.00         1,508
WMS           WMS Industries Inc.*                                             1%          38          39.24         1,491
WPPGY         WPP Group Plc (ADR) (4)                                          1%          20          75.99         1,520
XRX           Xerox Corporation*                                               1%          88          16.89         1,486
ZMH           Zimmer Holdings, Inc.*                                           1%          17          85.41         1,452
                                                                          ________                                ________
                   Total Investments                                         100%                                 $148,462
                                                                          =======                                 ========

___________________

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on April 2, 2007. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $148,814 and $352, respectively.

(3) Common stocks of companies headquartered or incorporated outside the United States comprise approximately 10% of the investments of the Trust.

(4) This Security represents the common stock of a foreign company which trades directly, or through an American Depositary Receipt (ADR), on a U.S. national securities exchange.

(5) Securities of companies in the following sectors comprise the percentages of the investments of the Trust as indicated:
Consumer-Discretionary, 28%; Consumer-Staples, 4%; Financial Services, 5%; Health Care, 11%; Industrials, 14%; Information Technology, 26%;
Materials, 11%; and Telecommunication Services, 1%.

* This Security has not paid a cash dividend during the 12 months prior to the Initial Date of Deposit.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which the prospectus relates, FT 1346, consists of a single portfolio known as Value Line(R) 100 #1 Ranks Portfolio, 2nd Quarter 2007 Series.


The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.


YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                         Portfolio

Objectives.


The Trust's investment objective is to provide the potential for above-average capital appreciation by investing in a diversified portfolio of the 100 common stocks which Value Line(R) gives a #1 ranking for Timeliness(TM) as of March 26, 2007.


Since being founded in 1931, Value Line(R), Inc. has grown to an organization that stands at the forefront of the investment community. For more than a half-century the Value Line(R) name has been synonymous with trust and integrity. They are best known for The Value Line Investment Survey(R), the most widely used independent investment service in the world. The Value Line Investment Survey(R) is a comprehensive source of information and advice on approximately 1,700 stocks, more than 90 industries, the stock market and the economy.

Each week, Value Line(R) applies their Timeliness(TM) Ranking System to screen millions of data items; and, using a proprietary series of calculations, they rank all 1,700 stocks for probable performance relative to each other during the next six to 12 months. Of these stocks, only 100 are given their #1 ranking for Timeliness(TM) at any given time.

The Strategy.

The Trust seeks to provide the potential for above-average capital appreciation by adhering to a simple investment strategy of investing equally in the 100 stocks that, at the time the portfolio is selected, Value Line(R) gives a #1 ranking for Timeliness(TM); however, there is no assurance the objective will be met. To the extent available, the Trust will generally purchase U.S. listed stocks of foreign issuers which Value Line(R) gives a #1 ranking for Timeliness(TM) provided sufficient liquidity for such securities exists.

If this strategy had been applied since 1965, investors would have realized higher price returns than by investing in the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"). It is important to note that the past performance of the strategy is hypothetical and it is not indicative of the future performance of the Trust. Although this unit investment trust terminates in approximately 15 months, the strategy is long-term. Investors should consider their ability to pursue investing in successive portfolios, if available. There may be tax consequences unless units are purchased in an IRA or other qualified plan.

The Value Line Timeliness(TM) Rank uses a ranking scale of 1 (highest) to 5 (lowest). The components of the ranking system are the long-term trend of earnings, prices, recent earnings and price momentum and earnings surprises. A computer program combines these elements into a forecast of relative price behavior of each stock for the six to twelve months ahead relative to all other stocks in the coverage universe. Value Line(R) changes the Timeliness(TM) rank from time to time based on new earnings reports, changes in the price movement of a stock relative to the market, a combination of the earnings and price factors, or shifts in the relative positions of other stocks. The Trust's portfolio will not, however, be adjusted to reflect any changes in Timeliness(TM) rank which occur during the Trust's life.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how the Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $2.5 billion; Mid-Cap- $2.5 billion to $10 billion; Large-Cap-over $10 billion. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

"Value Line(R)," "The Value Line Investment Survey," and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors L.P. The Value Line(R) 100 #1 Ranks Portfolio, 2nd Quarter 2007 Series is not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Trust.

Of course, as with any similar investments, there can be no assurance that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                       Risk Factors

Price Volatility. The Trust invests in common stocks. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, especially the relatively short 15-month life of the Trust, or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in the Trust are issued by companies with market capitalizations of less than $2.5 billion. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.

Strategy. Please note that we applied the strategy which makes up the portfolio for the Trust at a particular time. If we create additional Units after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of the strategy would have resulted in the selection of different securities. The composition of the Trust will not be adjusted to reflect changes in the composition of Value Line's Timeliness(TM) Ranking System which occur after the Initial Date of Deposit.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, or any of the industries represented by these issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.

Consumer Products. Because more than 25% of the Trust is invested in consumer product companies, the Trust is considered to be concentrated in the stocks of consumer products companies. A portfolio concentrated in a single sector may present more risks than a portfolio which is broadly diversified over several sectors. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.


Information Technology Sector. The Trust is also considered to be concentrated in the information technology sector. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance, and have lately experienced significant market declines in their share values. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.


Foreign Stocks. Certain of the Securities in the Trust are issued by foreign companies, which makes the Trust subject to more risks than if it invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

              Hypothetical Price Appreciation
                        Information

The following table compares hypothetical price appreciation information for the Value Line(R) 100 #1 Ranks Strategy (but not the Trust or any prior series) with historical data for the S&P 500 Index, in each of the full years listed below (and as of the most recent month). This information is not meant to indicate your potential future return.

Price Appreciation figures from the Trust will differ from the Value Line(R) 100 #1 Ranks Strategy for several reasons, including the following:

- Price Appreciation figures reflect sales charges and expenses but do not reflect brokerage commissions paid by the Trust on the purchase of Securities or taxes incurred by you.

- The Price Appreciation figures are for calendar years (and through the most recent month), while the Trust begins and ends on various dates.

- The Trust has a maturity longer than one year.

- The Trust may not be fully invested at all times or equally weighted in all stocks which comprise the Value Line(R) 100 #1 Ranks Strategy.

- The composition of the Trust will not be adjusted to reflect changes in the composition of the stocks ranked #1 for Timeliness(TM) by Value Line which occur after the Initial Date of Deposit.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Hypothetical price appreciation figures reflect the published list of stocks ranked #1 for Timeliness(TM) by Value Line as of the beginning of each year and, due to weekly changes made by Value Line to the rankings, the stocks ranked #1 for Timeliness(TM) which are included in the portfolio will most likely differ.

                COMPARISON OF
            PRICE APPRECIATION(2)
     ________________________________
         Value Line(R) 100    S&P 500
Year    #1 Ranks Strategy(1)   Index
____      __________          ______
1965       29.22%               9.06%
1966       -5.62%             -13.09%
1967       36.04%              20.09%
1968       28.16%               7.66%
1969      -19.98%             -11.36%
1970      -11.33%               0.10%
1971       23.52%              10.79%
1972        7.37%              15.63%
1973      -19.39%             -17.37%
1974      -25.29%             -29.72%
1975       48.27%              31.55%
1976       32.20%              19.15%
1977       12.98%             -11.50%
1978       16.92%               1.06%
1979       22.64%              12.31%
1980       46.89%              25.77%
1981       -4.44%              -9.73%
1982       30.62%              14.76%
1983       22.24%              17.27%
1984      -11.03%               1.40%
1985       35.45%              26.33%
1986       20.57%              14.62%
1987       -3.75%               2.03%
1988       13.18%              12.40%
1989       25.69%              27.25%
1990       -9.06%              -6.56%
1991       53.30%              26.31%
1992        7.37%               4.46%
1993       15.64%               7.06%
1994        1.96%              -1.54%
1995       28.25%              34.11%
1996       24.02%              20.26%
1997       22.83%              31.01%
1998        6.58%              26.67%
1999       20.77%              19.53%
2000      -14.08%             -10.14%
2001       -9.85%             -13.04%
2002      -17.32%             -23.37%
2003       36.93%              26.38%
2004        9.44%               8.99%
2005        8.55%               3.00%
2006        3.16%              13.62%
2007        1.93%               0.18%
(thru 3/30)

________________

(1) Value Line(R) 100 #1 Ranks Strategy stocks for a given year consist of the common stocks ranked #1 for Timeliness(TM) by Value Line(R) as of the beginning of the period (and not the date the Trust actually sells Units). Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by the Trust in acquiring Securities or any taxes incurred by investors.

(2) Price Appreciation represents the sum of the change in market value of each group of stocks between the first and last trading day of a period divided by the opening market value of each group of stocks as of the first trading day of a period. Price Appreciation figures assume no dividend reinvestment or accumulation which would have increased the performance of both the Index and the Strategy. In addition, the relative performance of the Strategy compared to the Index would be affected. Based on the year-by-year returns contained in the table, over the full years listed above, the Value Line(R) 100 #1 Ranks Strategy and S&P 500 Index achieved an average annual price appreciation of 11.04% and 6.94%, respectively.

       PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).


The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.


Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of the Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and the creation and development fee (initially $.195 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from July 20, 2007 through September 20, 2007. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum sales charge is reduced, as follows:

                             Your maximum       Dealer
If you invest                sales charge       concession
(in thousands):*             will be:           will be:
______________               ____________       ___________
$50 but less than $100       2.70%              2.00%
$100 but less than $250      2.45%              1.75%
$250 but less than $500      2.20%              1.50%
$500 but less than $1,000    1.95%              1.25%
$1,000 or more               1.40%              0.75%

*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. We will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use rollover proceeds from a previous series of the Trust, termination proceeds from other unit investment trusts with a similar strategy as the Trust, or your redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trust at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of the Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of the Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The Nasdaq Stock Market, closing sale price shall mean the Nasdaq Official Closing Price ("NOCP") as determined by Nasdaq. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable or, if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.30% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales during the current month of units of unit investment trusts sponsored by us and which were deposited on June 30, 2006 or later:

Total Sales                               Additional
(in millions)                             Concession
_____________________                     ___________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 or more                              0.125%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indices, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.


FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trust with respect to the Trust's FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.


As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses, and the fees described above, the Trust may also incur the following charges:

- A quarterly license fee (which will fluctuate with the Trust's net asset value) payable for the use of certain trademarks and trade names of Value Line;

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of the Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trust. If there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trust.

The Trust is expected to hold shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes. It is possible that the Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by the Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

Trust Status.

If the Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Your Tax Basis and Income or Loss upon Disposition.

If the Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, as discussed below).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

Dividends from Stocks.

Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.

Dividends Received Deduction.

Generally, a domestic corporation owning Units of the Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by the Trust. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

Rollovers.

If you elect to have your proceeds from the Trust rolled over into the next series of the Trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Securities or other Trust assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before the Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by the Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by the Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by the Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from the Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by the Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

Based on the advice of Carter Ledyard & Milburn LLP, special counsel to the Trust for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trust is not treated as a corporation for federal income tax purposes, it will not be taxed as a corporation for New York State and New York City tax purposes, and the income of the Trust will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.


The Trustee will treat as Record Owner of Units persons registered as such on its books. For purposes of record-keeping, the Trustee will treat the FTPS Unit Servicing Agent as sole Record Owner of FTPS Units on its books. The FTPS Unit Servicing Agent will keep a record of all individual FTPS Unit holders, the actual Record Owners of such Units, on its books. It is your responsibility to notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units and FTPS Units, however, will be held in uncertificated form.


Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will send you:

- A written initial transaction statement containing a description of your Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.


Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.


Unit Holder Reports.


In connection with each distribution, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you:


- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on the Trust's Securities to the Income Account. All other receipts, such as return of capital, are credited to the Capital Account.


The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the last day of each month to Unit holders on the fifteenth day of such month provided the aggregate amount, exclusive of sale proceeds, available for distribution in the Income and Capital Accounts equals at least 0.1% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of the Trust. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses, on the last day of each month to Unit holders of record on the fifteenth day of such month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."


We anticipate that there will be enough money in the Capital Account to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.


Within a reasonable time after the Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.


The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.


Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.


                   Redeeming Your Units


You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at the address set forth on the back cover of this prospectus. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units). In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.


The Date of Tender is considered to be the date on which the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units, or other such amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders. No In-Kind Distribution requests submitted during the 30 business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

The Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If you wish to have the proceeds from your Units rolled into the New Trust you must notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) in writing of your election by the Rollover

Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of the New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in the New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in the New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

            Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable in order to maintain the qualification of the Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust; or


- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company.


Except in the limited instance in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by the Trust, at our instruction they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date. The Trust may be terminated prior to the Mandatory Termination Date:

- Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to registered account holders which will specify how certificates, if any, should be tendered to the Trustee. If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.


If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

           Information on the Sponsor, Trustee,
          FTPS Unit Servicing Agent and Evaluator


The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA


First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $85 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the NASD and Securities Investor Protection
Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 2006, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $50,884,373 (audited).


This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.


The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 1001 Warrenville Road, Lisle, Illinois 60532. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.


The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trust.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                             First Trust(R)

      Value Line(R) 100 #1 Ranks Portfolio, 2nd Quarter 2007 Series
                                 FT 1346

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.

                          1001 Warrenville Road

                          Lisle, Illinois 60532
                             1-630-241-4141


   FTPS Unit Servicing Agent:               Trustee:

        FTP Services LLC              The Bank of New York

      1001 Warrenville Road            101 Barclay Street
      Lisle, Illinois 60532         New York, New York 10286
         1-866-514-7768                  1-800-813-3074
                                      24-Hour Pricing Line:
                                         1-800-446-0132

                        ________________________

 When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
    for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.

                        ________________________

  This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


-  Securities Act of 1933 (file no. 333-140522) and


-  Investment Company Act of 1940 (file no. 811-05903)

    Information about the Trust, including its Code of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                              Commission at
                             1-202-942-8090.

  Information about the Trust is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                              April 2, 2007


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 1346 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated April 2, 2007. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Value Line Publishing, Inc.                                     1
Risk Factors
   Securities                                                   1
   Small-Cap Companies                                          2
   Dividends                                                    2
   Foreign Issuers                                              2
Concentrations
   Consumer Products                                            3
   Information Technology                                       3
Portfolio
   Equity Securities Selected for the Value Line(R) 100 #1
      Ranks Portfolio, 2nd Quarter 2007 Series                  4

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to First Trust Portfolios L.P. ("First Trust") is VLPI's licensing to First Trust of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to First Trust, this Product or any investor. VLPI has no obligation to take the needs of First Trust or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since certain of the Securities included in the Trust consist of securities of foreign issuers, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Concentrations

Consumer Products. An investment in the Trust should be made with an understanding of the problems and risks inherent in an investment in the consumer products sector in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the sector are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.


Information Technology Companies. The Trust is considered to be concentrated in common stocks of information technology companies. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.



Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.


Portfolio

Equity Securities Selected for the Value Line(R) 100 #1 Ranks Portfolio,
                         2nd Quarter 2007 Series


Acuity Brands, Inc., headquartered in Atlanta, Georgia, through its subsidiaries, engages in the design, production, and distribution of lighting equipment and specialty products worldwide.

Aeropostale, Inc., headquartered in New York, New York, is a mall-based specialty retailer of casual apparel and accessories that targets both young women and young men aged 11 to 20. The company's stores carry affordably priced, active-oriented, fashion.

Agilysys, Inc., headquartered in Mayfield Heights, Ohio, offers technology solutions to address strategic business needs of end-users through the distribution and reselling of servers, storage, software and services.

Akamai Technologies, Inc., headquartered in Cambridge, Massachusetts, provides technology to companies and government agencies to deliver Web content and applications, such as ads, video, and other high-bandwidth content. The company serves more than 1,800 customers, including Apple, Best Buy, FedEx, Microsoft, the U.S. Department of Defense, and XM Satellite Radio.

Albemarle Corporation, headquartered in Richmond, Virginia, is a major producer of specialty polymers and fine chemicals including: polymer intermediates, cleaning product intermediates and additives, agrichemical intermediates, pharmachemical intermediates and bulk actives, catalysts and brominated flame retardants.

Alcon, Inc., headquartered in Hunenberg, Switzerland, develops, manufactures and markets pharmaceuticals, surgical equipment and devices and consumer eye care products that treat eye diseases and disorders and promote the general health and function of the human eye.

Allegheny Technologies, Inc., headquartered in Pittsburgh, Pennsylvania, operates in three business segments: flat-rolled products, high-performance metals and industrial products.

Allied Waste Industries, Inc., headquartered in Scottsdale, Arizona, is a vertically-integrated non-hazardous solid waste management company with operations in 42 states.

American International Group, Inc., headquartered in New York, New York, through subsidiaries, provides a broad range of insurance and insurance-related activities and financial services in the United States and abroad. The company writes property and casualty and life insurance, and also provides financial services.

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

AMR Corporation, headquartered in Fort Worth, Texas, through its principal subsidiary, American Airlines, Inc., operates as a scheduled passenger airline. It also operates as a scheduled air freight carrier, providing a range of freight and mail services to shippers.

Apogee Enterprises, Inc., headquartered in Minneapolis, Minnesota, provides technologies used in the design and development of value-added glass products, services and systems for the non-residential building, commercial and automotive markets.

AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. AT&T companies are recognized as leading worldwide providers of IP-based communications services to business and as leading U.S. providers of high-speed DSL Internet, local and long-distance voice, and directory publishing and advertising services. The company also holds a 60 percent ownership interest in Cingular Wireless, the leading U.S. wireless services provider.

ATMI, Inc., headquartered in Danbury, Connecticut, is a supplier of materials, equipment and related services used worldwide in the manufacture of semiconductor devices.

Avnet Inc., headquartered in Phoenix, Arizona, distributes electronic components, enterprise network and computer equipment, and embedded subsystems.

Big Lots, Inc., headquartered in Columbus, Ohio, engages in the retail of closeout merchandise in the United States.

Brush Engineered Materials Inc., headquartered in Cleveland, Ohio, is a manufacturer of high-performance engineered materials serving the global telecommunications and computer, optical media, automotive electronics, industrial components, aerospace and defense, and appliance markets.

Cabot Corporation, headquartered in Boston, Massachusetts, produces carbon black, a reinforcing agent for rubber and non-rubber applications, and electronic grade tantalum, columbium, cesium, germanium, niobium titanium, rubidium and tellurium. The company also produces and sells fumed silica and purchases and sells liquefied natural gas.

CB Richard Ellis Group, Inc., headquartered in Los Angeles, California, offers commercial real estate services worldwide. The company provides various advisory services, such as strategic advice and execution to owners, investors, and occupiers of real estate; origination and servicing of commercial mortgage loans; and valuation services that include market value appraisals, litigation support, discounted cash flow analyses, and feasibility and fairness opinions.

CDI Corp., headquartered in Philadelphia, Pennsylvania, provides engineering and information technology outsourcing solutions and professional staffing services in the United States, Canada, and the United Kingdom.

CIENA Corporation, headquartered in Linthicum, Maryland, designs, manufactures and sells dense wavelength division multiplexing systems for long distance fiber optic telecommunications networks. The company also provides a range of engineering, furnishing and installation services. The company's systems alleviate capacity constraints in high traffic, long distance fiber optic routes without requiring installation of new fiber.

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

CNA Financial Corporation, headquartered in Chicago, Illinois, provides commercial, property, and casualty insurance products in the United States.

Coach, Inc., headquartered in New York, New York, designs, produces and markets leather goods and accessories. Products include handbags, business cases, luggage and travel accessories. The company markets its products internationally.

Cognizant Technology Solutions Corporation, headquartered in Teaneck, New Jersey, provides full life cycle solutions to complex software development and maintenance problems that companies face as they transition to e-business.

Cognos, Inc., headquartered in Ottawa, Ontario, Canada, develops, sells and supports computer software tools, including tools that address the client/server market; and provides education, consulting, and technical support services to support the customers' implementation and ongoing use of its software products.

Comcast Corporation (Class A Special), headquartered in Philadelphia, Pennsylvania, operates cable television systems in the United States and the United Kingdom; develops and operates cellular telephone systems in Pennsylvania, Delaware and New Jersey; and provides electronic retailing services.

Continental Airlines, Inc., headquartered in Houston, Texas, an air carrier, engages in transporting passengers, cargo, and mail in the United States.

Corrections Corporation of America, headquartered in Nashville,
Tennessee, specializes in owning, operating and managing prisons and other correctional facilities, and providing inmate residential and prisoner transportation services for governmental agencies.

Cytyc Corporation, headquartered in Boxborough, Massachusetts, designs, develops, makes and sells the "ThinPrep" sample preparation system for the automated preparation of microscope slides of cervical cell specimens for use in cervical cancer screening, as well as for the preparation of non-gynecological cell specimens.

DeVry, Inc., headquartered in Oakbrook Terrace, Illinois, provides career-oriented technology-based education to high school graduates in the United States and Canada, through its wholly-owned subsidiaries DeVry Institutes of Technology, Denver Technical College, Keller Graduate School of Management and Becker Conviser CPA Review.

The DIRECTV Group, Inc., headquartered in El Segundo, California, provides digital television entertainment in the United States and Latin America.

Dollar Tree Stores, Inc., headquartered in Chesapeake, Virginia, operates discount variety stores throughout the United States which offer merchandise at the $1 price point, including housewares, toys, seasonal goods, gifts, food, stationery, health and beauty aids, books, party goods, hardware and other consumer items.

DRS Technologies, Inc., headquartered in Parsippany, New Jersey, is a supplier of defense electronics products and systems to government and commercial niche markets worldwide.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

Electronic Data Systems Corporation, headquartered in Plano, Texas, offers a full range of information technology services to enterprises, government entities and individuals worldwide. Services include management consulting; systems development, integration and management; and process management.

FactSet Research Systems Inc., headquartered in Greenwich, Connecticut, is a provider of online integrated database services to the global financial community.

FEI Company, headquartered in Hillsboro, Oregon, is engaged in the design, manufacture, sale and service of Structural Process Management solutions for the high-growth segments of the semiconductor, data storage and industry and institute markets.

FLIR Systems, Inc., headquartered in Portland, Oregon, designs, manufactures and markets thermal imaging and stabilized airborne camera systems for a wide variety of applications in the commercial, industrial and government markets.

Forest Laboratories, Inc., headquartered in New York, New York, develops, manufactures and sells both branded and generic forms of ethical drug products that require a physician's prescription, as well as non-prescription pharmaceutical products sold over-the-counter.

Franklin Resources, Inc., headquartered in San Mateo, California, provides U.S. and international individual and institutional investors with a broad range of investment products and services designed to meet varying investment objectives.

Garmin Ltd., headquartered in George Town, Grand Cayman, Cayman Islands, is a provider of navigation, communications, and information devices, most of which are enabled by Global Positioning System (GPS) technology.

GUESS?, Inc., headquartered in Los Angeles, California, designs, markets and distributes a line of casual apparel, accessories and related consumer products. The products are marketed and licensed under the brand names "Guess?," "Guess U.S.A." and "Triangle Design."

Harley-Davidson, Inc., headquartered in Milwaukee, Wisconsin, designs, manufactures and sells heavyweight touring and custom motorcycles and related products and accessories internationally. The company also provides financing and insurance services for its products.

Hercules Incorporated, headquartered in Wilmington, Delaware, engages in the manufacture and marketing of specialty chemicals and related services for various business, consumer, and industrial applications.

Honeywell International Inc., headquartered in Morristown, New Jersey, makes products for the textiles, construction, plastics, electronics, automotive, chemicals, housing, telecommunications, utilities, packaging, military and commercial aviation industries, and for the space program.

II-VI Incorporated, headquartered in Saxonburg, Pennsylvania, designs, makes and markets optical and electro-optical components, devices and materials for infrared, near-infrared, visible-light, x-ray and gamma-ray instrumentation. The company's infrared products are used mainly in high-power CO2 lasers, used for industrial processing.

Immucor, Inc., headquartered in Norcross, Georgia, develops, manufactures and sells a complete line of reagents and automated systems used primarily by hospitals, clinical laboratories and blood banks to detect and identify properties in the human blood.

Infosys Technologies Limited (ADR), headquartered in Bangalore, India, provides consulting and information technology services primarily in North America, Europe, and the Asia-Pacific region.

Integrated Device Technology, Inc., headquartered in Santa Clara,
California, designs, develops, manufactures and markets high-performance semiconductor products and modules for data communications and telecommunications equipment, personal computers and shared network devices.

International Paper Company, headquartered in Stamford, Connecticut, manufactures printing and writing paper, pulp, tissue, paperboard, packaging and wood products. The company also manufactures nonwoven papers, specialty chemicals, specialty panels and laminated products. The company sells its products primarily in the United States, Europe and the Pacific Rim.

Interwoven, Inc., headquartered in Sunnyvale, California, provides enterprise content management (ECM) software and services. The company's products enable businesses to create, review, manage, distribute, and archive critical business content, such as documents, spreadsheets, emails, and presentations, as well as Web images, graphics, content, and applications code across the enterprise and its chain of customers, partners, and suppliers.

Jack Henry & Associates, Inc., headquartered in Monett, Missouri, provides integrated computer systems for in-house and service bureau data processing to commercial banks and financial institutions.

Kinetic Concepts, Inc., headquartered in San Antonio, Texas, designs, manufactures, markets, and services proprietary products that accelerate the healing process or prevent complications. The company's wound care systems, which incorporate its proprietary Vacuum Assisted Closure (V.A.C.) technology, include specialty hospital beds, mattress replacement systems and overlays.

Kohl's Corporation, headquartered in Menomonee Falls, Wisconsin, operates family oriented, specialty department stores primarily in the Midwest and mid-Atlantic that feature quality, moderately priced apparel, shoes, accessories, soft home products and housewares.

The Kroger Co., headquartered in Cincinnati, Ohio, operates in the retail food and convenience stores business in the midwestern and southern United States. The company also manufactures and processes food for sale by its supermarkets.

L.M. Ericsson AB (ADR), headquartered in Stockholm, Sweden, develops and produces advanced systems, products and services for wired and mobile communications in public and private networks worldwide. The company's product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems and business systems.

Mattel, Inc., headquartered in El Segundo, California, designs, manufactures and markets a broad variety of toy products on a worldwide basis through both sales to retailers and direct to consumers.

MGM MIRAGE, headquartered in Las Vegas, Nevada, through its subsidiaries, engages in the ownership and operation of casino resorts in the United States. The company operates gaming, hotel, dining, entertainment, retail and other resort amenities.

NBTY, Inc., headquartered in Bohemia, New York, is a vertically integrated manufacturer, marketer and retailer of nutritional supplements in the United States, the United Kingdom and internationally.

News Corporation, headquartered in New York, New York, through its subsidiaries, operates as a diversified international media and entertainment company in the United States.

Nordstrom, Inc., headquartered in Seattle, Washington, is a retailer of apparel and fashion accessories for men, women and children. The company operates stores in the United States under the "Nordstrom,"
"Nordstrom Rack" and "Faconnable Boutique" brand names.

Novellus Systems, Inc., headquartered in San Jose, California, designs, makes, sells and services chemical vapor deposition equipment used in the fabrication of integrated circuits. The company sells its products to semiconductor manufacturers worldwide.

OfficeMax Inc., headquartered in Boise, Idaho, is a distributor of office products and building materials and an integrated manufacturer and distributor of paper and wood products.

Omnicom Group Inc., headquartered in New York, New York, operates advertising agencies which plan, create, produce and place advertising in various media. The Company also offers marketing consultation, market research, sales promotion programs, public relations and other services.

Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

Paychex, Inc., headquartered in Rochester, New York, provides payroll processing, human resource and benefits outsourcing solutions for small- to medium-sized businesses nationwide.

PC Connection, Inc., headquartered in Merrimack, New Hampshire, and its subsidiaries markets information technology products and services in the United States.

Phillips-Van Heusen Corporation, headquartered in New York, New York, is a vertically integrated manufacturer, marketer and retailer of men's, women's and children's apparel and footwear.

Polycom, Inc., headquartered in Milpitas, California, develops, manufactures and markets communication tools and network solutions that enable business users to realize video, voice and data over converged networks.

Potash Corporation of Saskatchewan Inc., headquartered in Saskatoon, Saskatchewan, Canada, manufactures and sells solid and liquid phosphate fertilizers, animal feed supplements and industrial acid used in food products and industrial processes. It produces potash from mines in Canada and conducts operations at facilities in Canada, Brazil, Chile, Trinidad and the United States.

Precision Castparts Corp., headquartered in Portland, Oregon, makes complex metal components and products, serving a wide variety of aerospace and general industrial applications. The company manufactures large, complex structural investment castings and airfoil castings used in jet aircraft engines. In addition, the company has expanded into the industrial gas turbine, fluid management, industrial metalworking tools and machines and other metal products markets.

Priceline.com Incorporated, headquartered in Norwalk, Connecticut, is the provider of an e-commerce pricing system, known as a demand collection system, which enables consumers to use the Internet to save money on a range of products and services, while enabling sellers to generate incremental revenue.

Quanta Services, Inc., headquartered in Houston, Texas, is a provider of specialized contracting services, offering end-to-end network solutions to the telecommunications, cable television and electric power industries.

Research in Motion Limited, headquartered in Waterloo, Ontario, Canada, designs, makes and markets wireless consumer and business-to-business electronic access products for the mobile communications market. The company's products include two-way pagers, wireless personal computer card adapters, software connectivity tools and embedded wireless radios.

Rock-Tenn Company (Class A), headquartered in Norcross, Georgia, manufactures and distributes folding fiber partitions, cartons, corrugated containers and displays, laminated paperboard products, plastic packaging, recycled paperboard and corrugating medium to nondurable good producers.

Safeway Inc., headquartered in Pleasanton, California, operates a large chain of food and drug stores in the United States and Canada under the names of "Safeway," "Dominick's," "Vons" and "Carr-Gottstein." The company's stores offer a wide selection of food and general merchandise and feature specialty departments such as bakery, delicatessen, floral and pharmacy. The company also has a network of distribution, manufacturing and food-processing facilities and holds an interest in Casa Ley, S.A. de C.V., an operator of food and general merchandise stores in western Mexico.

Schering-Plough Corporation, headquartered in Kenilworth, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.

Sealed Air Corporation, headquartered in Saddle Brook, New Jersey, is a global manufacturer of a wide range of protective and specialty packaging materials and systems, including polyurethane packaging systems and foams, air cellular cushioning materials, food packaging materials and others.

Sepracor Inc., headquartered in Marlborough, Massachusetts, researches, develops and commercializes pharmaceutical products dedicated to treating and preventing human disease.

Shaw Communications Inc. (Class B), headquartered in Calgary, Alberta, Canada, is a diversified communications company whose core business is providing broadband cable television, Internet and satellite services.

SkillSoft Plc (ADR), incorporated in Ireland, headquartered in Nashua, New Hampshire, provides e-learning content and technology products for business and information technology professionals worldwide.

Southern Copper Corporation, headquartered in Phoenix, Arizona, engages in mining of open pit mines; milling and flotation of copper ore to produce copper concentrates; smelting of copper concentrates to produce blister copper and refining blister copper to produce copper cathodes. The company operates the Toquepala and Cuajone open pit mines in the Andes, Peru; and the Cananea mine and La Caridad mine in northern Mexico.

Strayer Education, Inc., headquartered in Newlington, Virginia, through its wholly-owned subsidiary, Strayer University, Inc., operates Strayer University, a regional institution of higher education that offers undergraduate and graduate degree programs to students at campuses in Washington, D.C., Maryland and Virginia.

Stryker Corporation, headquartered in Kalamazoo, Michigan, develops, makes and markets specialty surgical and medical products, including orthopedic implants, powered surgical instruments, endoscopic systems and patient care and handling equipment for the global market; and provides physical therapy services in the United States.

Synovus Financial Corp., headquartered in Columbus, Georgia, is a multi-financial bank holding company for banking affiliates and a bank card data processing company.

Target Corporation, headquartered in Minneapolis, Minnesota, is a general merchandise retailer. The company specializes in discount stores, moderate-priced promotional stores and traditional department stores.

TeleTech Holdings, Inc., headquartered in Englewood, Colorado, provides outsourced customer support and marketing services for a variety of industries via call centers. The company also provides outsourced database management, direct marketing and related customer retention services for automotive dealerships and manufacturers in North America.

Tempur-Pedic International Inc., headquartered in Lexington, Kentucky, through its primary subsidiary Tempur World, manufactures and markets foam mattresses, pillows and miscellaneous products under the Tempur-Pedic and other brand names.

TIBCO Software Inc., headquartered in Palo Alto, California, is a provider of eBusiness infrastructure software products that enable business-to-business, business-to-consumer and business-to-employee solutions.

Tredegar Corporation, headquartered in Richmond, Virginia, through its subsidiaries, engages in the manufacture and marketing of plastic films and aluminum extrusions in the United States and Canada.

Varian Semiconductor Equipment Associates, Inc., headquartered in Gloucester, Massachusetts, designs and manufactures semiconductor processing equipment used in the production of integrated circuits. The company also supplies ion implantation systems used in the manufacture of semiconductor chips.

Walgreen Co., headquartered in Deerfield, Illinois, operates a nationwide chain of retail drugstores throughout the United States and Puerto Rico. The company's stores sell prescription and nonprescription drugs, general merchandise, cosmetics, liquor and beverages, toiletries and tobacco products. The company also operates two mail-order facilities.

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. The company also has broadcasting (including Capital
Cities/ABC, Inc.) and publishing operations.

The Warnaco Group, Inc., headquartered in New York, New York, manufactures, markets, licenses and distributes a range of men's, women's and juniors' intimate apparel, sportswear and swimwear worldwide.

Waters Corporation, headquartered in Milford, Massachusetts, makes, distributes and provides high performance liquid chromatography ("HPLC") instruments, chromatography columns and other consumables, and related service.

WMS Industries Inc., headquartered in Waukegan, Illinois, and its subsidiaries, design, make and sell coin-operated pinball and novelty games and slot machines (video and reel type), video lottery terminals and other gaming devices.

WPP Group Plc (ADR), headquartered in London, England, provides national and international communications services such as advertising, media planning, information and consultancy, public relations, and specialist communications.

Xerox Corporation, headquartered in Stamford, Connecticut, is a technology and services enterprise which develops, manufactures, markets, services and finances a range of document equipment, software, solutions and services.

Zimmer Holdings, Inc., headquartered in Warsaw, Indiana, is engaged in the design, development, manufacturing and marketing of orthopaedic reconstructive implants and fracture management products, including artificial knees, hips and other joints.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios  L.P.  is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1

                           SIGNATURES

     The Registrant, FT 1346, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 1180; FT 1221; FT 1222 and FT 1318 for
purposes  of  the  representations  required  by  Rule  487   and
represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 1346, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on April 2, 2007.

                              FT 1346

                              By: FIRST TRUST PORTFOLIOS L.P.
                                        Depositor



                              By:  Jason T. Henry
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Judith M. Van Kampen      Director           )
                          of The Charger     )April 2, 2007
                          Corporation, the   )
                          General Partner of )
                          First Trust        )
                          Portfolios, L.P.   )

Karla M. Van Kampen-Pierre Director          )
                          of The Charger     )Jason T. Henry
                          Corporation, the   )Attorney-in-Fact**
                          General Partner of )
                          First Trust        )
                          Portfolios, L.P.   )

David G. Wisen            Director           )
                          of The Charger     )
                          Corporation, the   )
                          General Partner of )
                          First Trust        )
                          Portfolios, L.P.   )


       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.

                               S-3


    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the use in this Amendment No. 1 to Registration Statement No. 333-140522 of our report dated April 2, 2007, relating to the financial statement of FT 1346 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.




Deloitte & Touche LLP


Chicago, Illinois
April 2, 2007


                               S-4

                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2 and 3.3 of the Registration Statement.

              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                               S-5

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.1.1 Form of Trust Agreement for FT 1346 and certain subsequent Series, effective April 2, 2007 among First Trust Portfolios L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as
         Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-45955] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.

                               S-6